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                                                                    Exhibit 99.1
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                              CAUTIONARY STATEMENT

          Integ Incorporated ("Integ" or the "Company"), or persons acting on behalf of the Company, or outside reviewers retained by the Company making statements on behalf of the Company, or underwriters, from time to time, may make, in writing or orally, "forward-looking statements" as defined under the Private Securities Litigation Reform Act of 1995 (the "Act"). This Cautionary Statement is for the purpose of qualifying for the "safe harbor" provisions of the Act and is intended to be a readily available written document that contains factors which could cause results to differ materially from those projected in such forward-looking statements. These factors are in addition to any other cautionary statements, written or oral, which may be made or referred to in connection with any such forward-looking statement.

          The following matters, among others, may have a material adverse effect on the business, financial condition, liquidity, results of operations or prospects, financial or otherwise, of the Company. Reference to this Cautionary Statement in the context of a forward-looking statement shall be deemed to be a statement that any one or more of the following factors may cause actual results to differ materially from those which might be projected, forecast, estimated or budgeted by the Company in such forward-looking statement or statements:

DEVELOPMENT OF NEW TECHNOLOGY; DEPENDENCE ON THE LIFEGUIDE SYSTEM; UNCERTAINTY OF MARKET ACCEPTANCE

          The Company's future success is entirely dependent upon the successful development, commercialization and market acceptance of the LifeGuide System, the development of which is ongoing and the complete efficacy of which has not
yet been demonstrated.   The Company has tested benchtop prototypes and
commercial prototypes of the LifeGuide Meter and the LifeGuide Key. However, there can be no assurance that unforeseen problems will not occur in research and development, clinical testing, regulatory submissions and approval, product manufacturing and commercial scale up, marketing or product distribution. Any such occurrence could materially delay the commercialization of the LifeGuide System or prevent its market introduction entirely. Further, even if successfully developed, the commercial success of the LifeGuide System will depend upon its acceptance as an accurate, reliable and cost-effective alternative to existing blood glucose monitoring techniques. The glucose monitoring industry is currently dominated by several companies with established markets and distribution channels. Because the proposed LifeGuide System will represent a new practice in the monitoring of glucose levels, the Company is unable to predict how quickly, if at all, its products will be accepted by members of the medical community and people with diabetes. There is no assurance that the Company will ever derive substantial revenues from the sale of the LifeGuide System.

HISTORY OF OPERATING LOSSES; ACCUMULATED DEFICIT; EXPECTATION OF FUTURE LOSSES

          The Company has generated no revenue and has sustained significant
operating losses each year since its inception.   As of December 31, 1997, the
Company had an accumulated deficit of $30.4 million. Net losses for the years ended December 31, 1995, 1996 and 1997 were approximately $5,048,730, $9,083,432 and $11,564,391, respectively, and the Company expects such losses to continue through 2000 and to increase at least through the end of 1999. The Company may never generate substantial operating revenue or achieve profitability. The Company's ability to generate revenue from operations and achieve profitability is dependent upon successful development, regulatory approval and commercialization of the LifeGuide System and the Company's successful transition from a development stage company to a fully operating company.

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LIMITED CLINICAL TESTING EXPERIENCE; UNCERTAINTY OF OBTAINING FDA CLEARANCES

          Testing of the LifeGuide System has been performed on benchtop prototypes and hand-held prototypes solely by Company personnel under controlled circumstances. The Company expects to make commercial prototypes of the LifeGuide System available for clinical testing by people with diabetes as soon as the LifeGuide Meter development is complete, and to use the data derived from this testing to support a 510(k) notification with the Food and Drug Administration ("FDA") to permit commercialization of the LifeGuide System in the United States. There can be no assurance that the Company will not encounter problems in clinical testing which will cause the Company to delay commercialization of the LifeGuide System, and there can be no assurance that the LifeGuide System will prove to be accurate and reliable on a consistent basis. Even if accurate and reliable, there can be no assurance that such testing will show the Company's product to be safe or effective. There can also be no assurance that the required FDA clearances will be obtained on a timely basis or at all. The Company believes and has confirmed with the FDA that the LifeGuide System will be eligible for a 510(k) clearance from the FDA. Still, there can be no assurance that the required FDA clearances or approvals will be obtained on a timely basis or at all. The Company has no experience in obtaining regulatory approval.

HIGHLY COMPETITIVE MARKETS; RISK OF TECHNOLOGICAL OBSOLESCENCE

          The glucose monitoring industry is characterized by continuously evolving technology and intense competition, and the market is currently dominated by several companies with established products and distribution channels. In addition, other companies are attempting to develop minimally- or non-invasive glucose monitoring products competitive with the proposed LifeGuide System. There can be no assurance that the Company's competitors and potential competitors will not succeed in developing or marketing technologies and products that will be more accepted in the marketplace than the proposed LifeGuide System or that would render the Company's technology and proposed device obsolete or noncompetitive. In addition, numerous researchers are investigating alternative treatments or cures for diabetes. If any of these efforts are successful in reducing the complications associated with diabetes and can be cost-effectively provided to people with diabetes, the need for the Company's products could be mitigated or become entirely nonexistent.

          Most of the Company's competitors and potential competitors have substantially greater capital resources, research and development staffs and facilities than the Company. In addition, most of the Company's competitors and potential competitors have substantially greater experience than the Company in research and new product development, obtaining regulatory approvals and manufacturing and marketing medical devices. Many of the Company's potential competitors have already entered into distribution and marketing agreements with
major marketing partners.   Competition within the glucose monitoring industry
could also result in reductions of the prices of the Company's products and the use of purchase incentive programs that could adversely affect the Company's revenues and profitability.

LACK OF MANUFACTURING CAPABILITY; DEPENDENCE ON CONTRACT MANUFACTURERS AND SUPPLIERS

          The Company's LifeGuide System is still in development and the Company has not yet created or manufactured a commercial prototype of its device. To be successful, the Company must manufacture the LifeGuide System in compliance with regulatory requirements, in a timely manner and in sufficient quantities while maintaining product quality and acceptable manufacturing costs. The LifeGuide Meter will be manufactured for the Company by an outside vendor from primarily off-the-shelf components. The LifeGuide Key will be assembled by the Company from components to be purchased from outside suppliers. The Company ordered the initial automated manufacturing line for the LifeGuide Key in late 1996 and anticipates producing initial LifeGuide Keys from this line in mid-1998. However, one component of the LifeGuide Key is available from a single source. If the Company were unable to obtain this component from its supplier, the Company would be required to make modifications to its existing LifeGuide System and to obtain an alternative component from an alternative supplier. Any

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interruption in the supply of this component would have a material adverse effect on the Company's business, financial condition and results of operation. Manufacturers often encounter difficulties in scaling up production of new products, including problems involving production yields, quality control and assurance, component supplies and shortages of personnel. There can be no assurance, however, that the Company will be able to install and qualify an initial automated manufacturing line or subsequent commercial productions lines on a timely basis or at all. There also can be no assurance that the Company will be able to achieve and maintain product quality and reliability when producing the LifeGuide System in the quantities required for commercial operations or within a period that will permit the Company to introduce its products in a timely fashion, or that the Company will be able to assemble and manufacture its products at an acceptable cost.

DEPENDENCE ON PATENTS AND PROPRIETARY TECHNOLOGY

          The Company's success will depend in part on its ability to obtain patent protection for its proposed products and processes, to preserve its trade secrets and to operate without infringing the proprietary rights of third parties. As of the date of this Form 10-K, the Company has two issued United States patents relating to the methods of drawing an ISF sample from the outer layers of the skin, and five additional United States Patent Applications directed toward various aspects of the technologies underlying the LifeGuide System. There can be no assurance, however, that any additional patents will be issued, that the scope of any patent protection granted to the Company will prevent competitors from introducing products competitive with the LifeGuide System or that any of the Company's patents will be held valid or enforceable if subsequently challenged. Patenting medical devices involves complex legal and factual questions, and there is no consistent policy regarding the breadth of claims which issue pertaining to such technologies. The Company also relies upon unpatented trade secrets, and no assurance can be given that others will not independently develop or otherwise acquire unpatented technologies substantially equivalent to those of the Company. In addition, even if the patents for which the Company has applied are ultimately issued, other parties may hold or receive patents that contain claims covering the LifeGuide System and which may delay or prevent the sale of the LifeGuide System or require licenses resulting in the payment of fees or royalties by the Company in order for the Company to carry on its business. There can be no assurance that needed or potentially useful licenses will be available in the future on acceptable terms or at all.

          There has been substantial litigation regarding patent and other intellectual property rights in the medical device industry. Litigation could result in substantial costs to and a diversion of effort by the Company, but may be necessary to enforce any patents issued to the Company, protect trade secrets or know-how owned by the Company, defend the Company against claimed infringement of the rights of others or determine the scope and validity of the proprietary rights of others. The Company is not currently a party to any patent or other litigation. The Company routinely monitors patent issuances by others in its industry, and as a result became aware in 1996 of a patent that may relate to a feature of the LifeGuide System. The Company engaged outside patent counsel, Moore & Hansen, to review the patent, and such counsel rendered its opinion to the Company that the patent is not infringed by the Company's technology. In addition, such counsel advised the Company that if the patent was challenged, those claims which the Company believes may apply to the LifeGuide System would be likely to be held invalid based on the existence of prior art not cited by the patent examiner. There can be no assurance, however, that the holder of the patent will not pursue litigation which could be costly to the Company. An adverse determination in any litigation, including any litigation commenced by the holder of the patent referred to above, could subject the Company to significant liabilities to third parties, require the Company to seek licenses from or pay royalties to third parties or prevent the Company from manufacturing, selling or using its proposed products, any of which could have a material adverse effect on the Company's business and prospects.

GOVERNMENT REGULATION; NEED FOR ADDITIONAL GOVERNMENT CLEARANCES

          Government regulation in the United States and other countries is a significant factor in the Company's business. The Company's products will be regulated by the FDA under a number of statutes

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including the Federal Food, Drug and Cosmetic Act, as amended (the "FDC Act"), the Safe Medical Devices Act of 1990 (the "SMDA"), and the FDA Modernization Act (the "FDAMA"). Manufacturers of medical devices must comply with applicable provisions of the FDC Act, the SMDA, the FDAMA and certain associated regulations governing the development, testing, manufacturing, labeling, marketing and distribution of medical devices and the reporting of certain information regarding their safety. The FDC Act, the SMDA, and the FDAMA require certain clearances from the FDA before medical devices, such as the Company's proposed LifeGuide System, can be marketed.

          The Company has not obtained FDA clearance to market the LifeGuide System. The regulatory process may delay the marketing of new products for lengthy periods, impose substantial additional costs and provide an advantage to those of the Company's competitors who have greater financial resources. FDA marketing clearance regulations depend heavily on administrative interpretation. There can be no assurance that interpretations made by the FDA or other regulatory bodies, with possible retroactive effect, will not adversely affect the Company. There can be no assurance that any such clearance will be obtained in a timely manner, or at all. In addition, even if obtained, FDA clearances are subject to continual review, and if the FDA believes that the Company is not in compliance with the FDC Act, the SMDA, the FDAMA, or their associated regulations, it can institute proceedings to detain or seize the Company's products, require a recall, enjoin future violations and assess civil and criminal penalties against the Company, its directors, officers or employees. The FDA may also withdraw market approval for the Company's products or require the Company to repair, replace or refund the cost of any device manufactured or distributed by the Company.

          The FDC Act will regulate the Company's development, quality control and manufacturing procedures by requiring the Company to demonstrate compliance with current Good Manufacturing Practices as implemented through the Quality System Regulation. The FDA monitors compliance with these requirements by requiring manufacturers to register with the FDA, which subjects them to periodic FDA inspections of their manufacturing facilities. In order to ensure compliance with these requirements, the Company will be required to expend time, resources and effort in the areas of production and quality control. If violations of the applicable regulations are noted during FDA inspections, the continued marketing of any products manufactured by the Company may be halted or adversely affected.

          The Company also plans to eventually distribute its products in several foreign countries. The Company's products will be subject to a wide
variety of laws and regulations in these markets.   Generally, the extent and
complexity of the regulation of medical devices is increasing worldwide, with regulations in some countries already nearly as exhaustive as those applicable in the United States. This trend may continue and the cost and time required to obtain marketing approval in any given country may increase. There can be no assurance that any foreign approvals will be allowed on a timely basis or at all.

LACK OF COMMERCIAL SALES OR MARKETING EXPERIENCE

          The Company has no experience in marketing the LifeGuide System and has not yet entered into any marketing or distribution arrangements for its proposed LifeGuide System. In addition, many of the Company's potential competitors have already entered into distribution and marketing agreements with major marketing partners. There can be no assurance that the Company will be able to build a suitable sales force or enter into satisfactory marketing arrangements with third parties when commercial potential develops, if ever, or that its sales and marketing efforts will be successful.

DEPENDENCE ON KEY PERSONNEL; NEED FOR ADDITIONAL PERSONNEL

          The success of the Company is dependent in large part upon the ability of the Company to attract and retain key management and operating personnel. Qualified individuals are in high demand and are often subject to competing offers. The Company is currently searching for a successor to its President and
Chief Executive Officer, Frank Solomon.   It is expected that Mr. Solomon will
remain

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as President, Chief Executive Officer and Director until his successor commences employment with the Company or September 30, 1998, whichever is sooner. There can be no assurance, however, that the Company will be able to find a suitable successor to Mr. Solomon in a timely fashion. In the future, the Company will also need to add additional skilled personnel in the areas of research and development, sales, marketing and manufacturing. There can be no assurance that the Company will be able to attract and retain the qualified personnel needed for its business. The loss of the services of additional members of the Company's research, manufacturing or management group or the inability to hire additional personnel as needed would likely have a material adverse effect on the Company's business and prospects.

FUTURE CAPITAL REQUIREMENTS; NO ASSURANCE FUTURE CAPITAL WILL BE AVAILABLE

          At its current rate of spending, the Company's existing cash, when combined with the unused portion of its line of credit, will be sufficient to fund the Company's operations through approximately the third quarter of 1999. The Company will require substantial additional funds to meet its working capital requirements for a full-scale commercial introduction of its proposed LifeGuide System. In order to meet its needs beyond this period, the Company may be required to raise additional funds through public or private financings, including equity financings. Adequate funds for the Company's operations, whether from financial markets or from other sources, may not be available when needed on terms attractive to the Company or at all. Insufficient funds may require the Company to delay, scale back or eliminate some or all of its programs designed to facilitate the commercial introduction of the LifeGuide System or prevent such commercial introduction altogether.

UNCERTAINTY OF THIRD PARTY REIMBURSEMENT

          Sales of the Company's proposed products in certain markets will be dependent in part on availability of adequate reimbursement for personal glucose monitoring products from third-party healthcare payors, such as government and private insurance plans, health maintenance organizations and preferred provider organizations. Third party payors are increasingly challenging the pricing of medical products and services. There can be no assurance that adequate levels of reimbursement will be available to enable the Company to achieve market acceptance of the LifeGuide System or maintain price levels sufficient to realize an appropriate return on its investment in the development or manufacture of its proposed LifeGuide System. Without adequate support from third-party payors, the market for the Company's LifeGuide System may be limited.

PRODUCT LIABILITY RISK; LIMITED INSURANCE COVERAGE

          The Company faces an inherent business risk of exposure to product liability claims in the event that an end-user is adversely affected by its prospective products. The Company currently carries a product liability insurance policy covering the Company's clinical testing with an aggregate limit of $1.0 million. Although the Company expects to obtain product liability insurance coverage in connection with the commercialization of the LifeGuide System, there can be no assurance that such insurance will be available on commercially reasonable terms, or at all, or that such insurance, even if obtained, would adequately cover any product liability claim. A product liability or other claim with respect to uninsured liabilities or in excess of insured liabilities could have a material adverse effect on the business and prospects of the Company.

          The foregoing review of factors pursuant to the Act should not be construed as exhaustive or as any admission regarding the adequacy of disclosures made by the Company prior to the effective date of the Act.

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